Exhibit 99.1

CONSENT OF INDEPENDENT VALUATION ADVISOR

We hereby consent to the reference to our name and the description of our role in the valuation process described under the headings “August 31, 2021 NAV Per Share,” “Net Asset Value Calculation and Valuation Procedures—Valuation Policy—Independent Valuation Advisor,” “Net Asset Value Calculation and Valuation Procedures—Current NAV Per Share” and “Experts” being included in the Registration Statement on Form S-11 of Black Creek Industrial REIT IV Inc. (File No. 333-255376), and the related prospectus and prospectus supplement that are a part thereof.

In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Altus Group U.S. Inc.
October 12, 2021	Altus Group U.S. Inc.